SEABRIDGE GOLD INC.

CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2013

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal accounting and administrative controls.  Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.  KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Rudi P. Fronk Rudi P. Fronk Chairman & CEO March 24, 2014	/s/ Christopher J. Reynolds Christopher J. Reynolds Vice President, Finance and Chief Financial Officer March 24, 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Seabridge Gold Inc.

We have audited the accompanying consolidated financial statements of Seabridge Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Seabridge Gold Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seabridge Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Seabridge Gold Inc.’s  internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
March 24, 2014
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Seabridge Gold Inc.

We have audited Seabridge Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seabridge Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting under the heading Internal Controls over Financial Reporting included in Management’s Discussion and Analysis for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, Seabridge Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Seabridge Gold Inc. as of December 31, 2013 and December 31, 2012, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2013 and December 31, 2012, and our report dated March 24, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
March 24, 2014
Toronto, Canada

SEABRIDGE GOLD INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	Note	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	4	1,063	2,284
Short-term deposits	4	20,096	41,099
Amounts receivable and prepaid expenses	5	5,128	1,911
Investments	6	6,543	8,658
Other short-term investments	7(d)	560	-
		33,390	53,952
Non-current assets
Mineral interests	7	235,429	208,091
Reclamation deposits		1,553	1,553
Property and equipment		5	7
Total non-current assets		236,987	209,651
Total assets		270,377	263,603

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	2,060	4,210
Taxes payable	14	1,096	97
Flow-through share premium	10	5,325	6,256
		8,481	10,563
Non-current liabilities
Deferred income tax liabilities	14	6,792	2,451
Provision for reclamation liabilities	9	1,349	2,059
Total non-current liabilities		8,141	4,510
Total liabilities		16,622	15,073

Shareholders’ equity	10	253,755	248,530
Total liabilities and shareholders’ equity		270,377	263,603

Contingencies and Commitments (Note 15)
Subsequent events (Note 7(d), 7(e) and Note 10)
The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and authorized for issue on March 24, 2014 and signed on its behalf:

/s/ Rudi P. Fronk Rudi P. Fronk Director	/s/ Jay S. Layman Jay S. Layman Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)

	Note	2013	2012
Corporate and administrative expenses	12	(11,831)	(15,832)
Impairment of investments	6	(4,579)	(1,216)
Loss on revaluation of other short-term investments	7	(73)	-
Gain on disposition of mineral property	7	2,006	1,076
Gain on sale of investments	6	98	-
Interest income		336	412
Finance expense and depreciation		(21)	(41)
Other income - flow-through shares	10	6,256	5,739
Other income		110	-
Foreign exchange gain (loss)		9	(23)
Loss before income taxes		(7,689)	(9,885)
Income tax expense	14	(5,960)	(2,624)
Loss for the year		(13,649)	(12,509)

Other comprehensive income (loss), net of income taxes:
Unrecognized gain on available for sale financial assets		976	260
Comprehensive loss for the year		(12,673)	(12,249)

Basic and diluted net loss per Common Share		(0.30)	(0.29)
Basic weighted-average number of common shares outstanding		45,651,239	43,620,685

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)

	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other	Total Equity
As at January 1, 2013	272,536	23,351	5,810	(53,337)	170	248,530
Stock-based compensation	-	7,038	-	-	-	7,038
Shares - exercise of options	411	(148)	-	-	-	263
Expired options	-	(3,423)	3,423	-	-	-
Issuance of shares	11,430	-	-	-	-	11,430
Share issuance costs	(1,131)	-	-	-	-	(1,131)
Deferred tax	298	-	-	-	-	298
Other comprehensive income	-	-	-	-	976	976
Net loss for the year	-	-	-	(13,649)	-	(13,649)
As at December 31, 2013	283,544	26,818	9,233	(66,986)	1,146	253,755

As at January 1, 2012	239,662	18,291	327	(40,828)	(90)	217,362
Shares - exercise of options	411	(148)	-	-	-	263
Stock-based compensation	-	10,691	-	-	-	10,691
Cancelled options	-	(3,033)	3,033	-	-	-
Expired options	-	(2,450)	2,450	-	-	-
Issuance of shares	32,883	-	-	-	-	32,883
Share issuance costs	(1,668)	-	-	-	-	(1,668)
Deferred tax	1,248	-	-	-	-	1,248
Other comprehensive income	-	-	-	-	260	260
Net loss for the year	-	-	-	(12,509)	-	(12,509)
As at December 31, 2012	272,536	23,351	5,810	(53,337)	170	248,530

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	2013	2012
Operating Activities
Net loss	(13,649)	(12,509)
Items not affecting cash:
Loss on revaluation of other short-term investments	73	-
Impairment of investments	4,579	1,216
Gain on disposition of mineral property	(2,006)	(1,076)
Gain on sale of investments	(98)	-
Stock-based compensation	7,038	10,691
Other income - flow-though shares	(6,256)	(5,739)
Other income	(110)	-
Income tax expense	5,960	2,578
Finance expense and depreciation	21	41
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	1,218	(679)
Accounts payable and accrued liabilities	(2,150)	1,273
Taxes payable	(324)	19
Net cash used in operating activities	(5,704)	(4,185)

Investing Activities
Mineral interests	(34,556)	(48,716)
Investment in short-term deposits	(14,000)	(36,000)
Redemption of short-term deposits	35,003	42,142
Cash proceeds from sale of marketable securities	150	-
Cash proceeds form property recoveries	2,000	1,320
Redemption of reclamation deposit	-	35
Purchase of fixed assets	-	(8)
Net cash used in investing activities	(11,403)	(41,227)

Financing Activities
Issue of share capital	15,886	40,633
Net decrease in cash during the year	(1,221)	(4,779)

Cash and cash equivalents, beginning of the year	2,284	7,063
Cash and cash equivalents end of the year	1,063	2,284

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2013 and 2012

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (the “Company”) and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 24, 2014.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of available for sale financial assets, classified as fair value through profit and loss which are measured at fair value.

(b)	Basis of consolidation

Subsidiaries
Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

(c)	Associates

An associate is an entity over which the investor has significant influence but not control and one that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

(d)	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiary’s, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of operations.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

(e)	Critical accounting judgments and estimation uncertainty

In applying the Company’s accounting policies in conformity with IFRS, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities.  These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(i)	Critical accounting judgments

The following are the critical judgments, that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements (refer to appropriate accounting policies for details).

(a)	Mineral reserves and resources

To calculate reserves and resources, the Company uses assumptions and evaluates technical, economic and geological conditions for each ore body. Measured grade of the ore and its metallurgy can have a significant effect on the carrying value of mineral properties and therefore the recoverability costs. Future market prices for gold and copper are also factored into valuation models. Changes to these factors can affect the recoverability of mineral properties and impairment thereto.

(b)	Impairment of assets
When there has been a decline in the fair value of an investment in marketable securities that the Company has judged to be other than a temporary decline, the investment is written down to fair value and the loss is recognized in the statement of operations. For mineral properties, should the Company decide to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment at that time.

(ii)	Key sources of estimation uncertainty

(a)	Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

(b)	Asset retirement obligations

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

(c)	Share based payments

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

(d)	Deferred Income taxes

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

(f)	Cash and cash equivalents and short-term deposits

Cash and cash equivalents and short-term deposits consist of balances with banks and investments in money market instruments. These instruments are carried at fair value through profit or loss. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase.

(g)	Investments

Investments in marketable securities accounted for as available for sale securities are recorded at fair value. The fair values of the investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Increases or decreases in the market value of investments are recorded in other comprehensive income net of related income taxes. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down and the loss is recorded in the statement of operations.

(h)	Other short-term investments

Investments in other short-term investments are accounted for as available for sale securities and recorded at fair value. The fair values of the investments are determined based on the closing prices of the underlying investments reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Increases or decreases in the market value of other short-term investments are recorded in other comprehensive income net of related income taxes. When there has been a loss in the value of a short-term investment that is determined to be other than a temporary decline, the investment is written down and the loss is recorded in the statement of operations.

(i)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property, plant and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized.  This includes costs incurred in preparing the site for mining operations.  Capitalization ceases when the mine is capable of commercial operations.

The actual recovery value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(j)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated closure and restoration costs associated with the asset.  Depreciation is provided using the straight-line method at an annual rate of 20% from the date of acquisition.  Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

(k)	Impairment of non-financial assets

The carrying value of the Company's mineral interests is assessed for impairment when indicators of such impairment exist. Property and equipment is assessed for impairment at the end of each reporting period. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the statement of comprehensive loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the statement of operations and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of operations and comprehensive loss.

(l)	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Costs are estimated on the basis of a formal report and are subject to regular review.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset.

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the balance sheet.

(m)	Income taxes

Income tax expense comprises current and deferred tax.  Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.  Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

(n)	Stock-based compensation (options and restricted share units)

The Company applies the fair value method for stock-based compensation and other stock-based payments.  The fair value of options is valued using the Black Scholes option-pricing model and other models for the two-tiered options and restricted share units as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date (Note 10). The Company reviews estimated forfeitures of options on an ongoing basis.

(o)	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the statement of operations.

(p)	Net profit (loss) per common share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive.

(q)	Financial assets and liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:
Cash and cash equivalents
Short-term deposits
Amounts receivable
Investments
Other short-term investments
Reclamation deposits

Financial liabilities:
Accounts payable and other liabilities

Classification:
Fair value through profit or loss
Fair value through profit or loss
Loans and receivables
Available for sale
Available for sale
Fair value through profit or loss

Classification:
Other financial liabilities

(i)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as fair value through profit or loss.

(ii)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available for sale.  After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii)	Available for sale investments

Financial assets classified as available for sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations.

(iv)	Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at December 31, 2012 and December 31, 2011, which include cash and cash equivalents, short-term deposits and marketable securities are classified as a Level 1 measurement.

(v)	Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the instrument have been impacted. Evidence of impairment could include:
• significant financial difficulty of the issuer or counterparty; or
• default or delinquency in interest or principal payments; or
• it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In the case of an impairment loss reversal being recorded for available for sale marketable securities, the reversal is recorded in other comprehensive income.

(r)	Recent accounting standards issued and applied

IFRS 10, Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company adopted IFRS 10 on January 1, 2013 and it had no impact on the financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.  IFRS 11 requires classification of interests in joint arrangements as either joint operations or joint ventures. For a joint operation, assets, liabilities, revenues and expenses are recognized and for a joint venture, the equity method is applied. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The Company adopted IFRS 11 on January 1, 2013 and it had no impact on the financial statements.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities. The Company adopted IFRS 12 on January 1, 2013 and it had no impact on the financial statements.

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard provides a single source of guidance of how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus is on an exit price. The Company adopted IFRS 13 on January 1, 2013 and it had no impact on the financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine was issued by the IASB on October 20, 2011. This new standard addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current stripping activity asset. The standard also provides guidance for the amortization and impairment of such assets. The Company adopted IFRIC 20 on January 1, 2013 and given the pre-development stage of the Company’s projects, it had no impact on the financial statements.

(s)	New standards and interpretations not yet adopted

New standards and amendments to standards and interpretations that are effective for annual periods beginning on or after January 1, 2014, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) proposes to replace IAS 39 Financial instruments recognition and measurement. The replacement standard establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015, but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption but is not expected to have a significant effect on the financial statements of the Company.

IFRIC 21, Levies sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of adopting IFRIC 21 on the financial statements but is not expected to have a significant effect on the financial statements of the Company.

4.	Cash and cash equivalents and short-term deposits

($000’s)	December 31, 2013	December 31, 2012
Cash and cash equivalents	1,063	2,284
Short-term deposits	20,096	41,099
	21,159	43,383

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

5.	Amounts receivable and prepaid expenses

($000’s)	December 31, 2013	December 31, 2012
Provincial tax credits	4,435	-
HST	398	1,191
Prepaid expenses	154	177
Other receivables	141	543
	5,128	1,911

6.	Investments

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties, among other investments. These available for sale financial assets are recorded at fair value on the statements of financial position and one associate is accounted for on the equity basis. In 2013, the Company determined that several of the investments were impaired and for the year ended December 31, 2013, recorded a $4.6 million (2012 - $1.2 million) charge to the statement of operations. Also in 2013 a $0.1 million gain was recognized on the disposition of one investment.

7.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2013	2013	2013	December 31, 2013
KSM	140,853	28,773	(4,435)	165,191
Courageous Lake	60,830	5,755	-	66,585
Nevada Projects	2,882	-	-	2,882
Grassy Mountain	3,382	-	(2,611)	771
Quartz Mountain	144	-	(144)	-
	208,091	34,528	(7,190)	235,429

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2012	2012	2012	December 31, 2012
KSM	110,458	33,117	(2,722)	140,853
Courageous Lake	45,255	15,575	-	60,830
Nevada Projects	5,116	-	(2,234)	2,882
Grassy Mountain	3,359	23	-	3,382
Red Mountain	2,654	69	(2,723)	-
Quartz Mountain	369	-	(225)	144
	167,211	48,784	(7,904)	208,091

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a) KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2011. The optionee also held an option to purchase an additional $18 million of the Company’s shares and receive an option to acquire an additional 0.75% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $60 million or US$75 million and exercised the option to purchase the shares in December 2012, at a 15% premium to the market price of the shares at that time. The premium derived from the option agreement for the 0.75% net smelter royalty on this transaction was determined to be $2.4 million ($2.41 per share for 1,004,491 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2012.

In 2013, $28.8 million of expenditures were incurred to complete the 2013 drilling and exploration program, complete and file an environmental assessment with the British Columbia and federal governments and respond to comments from regulatory bodies during their respective reviews. Approximately $22.3 million of those expenditures related to drilling and other exploration costs and the balance, of $6.5 million, was incurred to progress the review and approval of the environmental assessment. The exploration program resulted in the announcement, subsequent to December 31, 2013, of an initial resource estimate for the Deep Kerr deposit. Also in 2013, the Company applied for $4.4 million of refundable provincial tax credits related to exploration expenditures incurred in 2010 at KSM. The expected recovery has been credited to mineral properties and a corresponding receivable has been recognized on the December 31, 2013 statement of financial position.

b) Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

In 2013, the Company incurred $5.8 million in exploration costs to complete the winter and spring exploration and drilling programs at the Walsh Lake property at Courageous Lake and to assess the results of those programs.

c)  Nevada Projects

In June 2011, the Company entered into a letter of intent with Golden Predator Corp. pursuant to which the Company and Golden Predator Corp., would contribute a portfolio of mineral properties into a new private company called Wolfpack Gold Corp. (“Wolfpack”). The letter of intent was superseded by definitive agreements executed in June 2012. The transaction was closed on June 26, 2012 and certain properties were transferred to Wolfpack, from the Company, while others were optioned. In total, 5,506,500 shares of Wolfpack were received as consideration for the optioned and transferred properties. Under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its lease interest in the Castle Black Rock property located in Esmerelda County, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate of 7,000,000 common shares of Wolfpack over a four year period, of which 840,000 shares were received on closing in June 2012. The next tranche of shares of 1,120,000 is expected in June 2014. If Wolfpack exercises the option, Seabridge will retain a 1% net profits royalty in the Castle Black Rock Property.

Also under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Four Mile Basin Property located in Nye Country, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate minimum of 3,000,000 Wolfpack shares over a four year period, of which, 360,000 shares were received on closing in June 2012. If Wolfpack exercises the option, Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other mineral derived from the Four Mile Basin Property. Seabridge has an obligation to pay 10% of the proceeds received under this option to a third party. Therefore, Seabridge will retain a minimum of 2,700,000 Wolfpack shares and a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals after complying with this obligation. The next tranche of shares of 480,000 is expected in June 2014.

In addition, under the executed agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Liberty Springs Property located in Nye County, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate minimum of 2,500,000 Wolfpack Shares over a three year period, of which 300,000 Wolfpack shares were received on closing in June 2012. The actual number of Wolfpack shares to be issued to Seabridge following closing is subject to upward adjustment, based on future value protection formulae, and hence, these share amounts should be viewed as the minimum number of Wolfpack shares to be issued to maintain and fulfill the option. If Wolfpack exercises the option, Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other minerals derived from the Property. Seabridge has an obligation to pay 10% of the proceeds received under this option to a third party. Therefore, Seabridge will retain a minimum of 2,250,000 Wolfpack shares and a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals after complying with this obligation. The next tranche of shares of 400,000 is expected in June 2014.

Under the agreement, Seabridge sold to Wolfpack its interests in the several other properties located in Nevada for 4,500,000 Wolfpack shares. Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other minerals derived from these properties, except that in the case of properties already subject to an underlying royalty, Seabridge will only retain a 1% net profits royalty. Seabridge had an obligation to pay 10% of the proceeds received under the acquisition of most of these properties to a third party. Accordingly, Seabridge retained 4,072,500 Wolfpack shares and either a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals or a 0.9% net profits royalty after complying with this obligation.

The fair value of the 5,506,500 shares received on closing has been recorded as a recovery of the carrying value of the Nevada projects. Although the Company currently holds less than 20% ownership in Wolfpack, two members of senior management of the Company have been appointed to the board of directors of Wolfpack, and therefore it can be presumed that the Company can exert significant influence over policy decisions within Wolfpack. The investment in Wolfpack has therefore been accounted for using the equity method.

d) Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in the current year. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a credit to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant is exercisable to acquire one common share of Calico for no additional consideration. The special warrants stipulated that they could only be exercised to the extent that, once exercised, the Company holds less than 20% of the outstanding shares of Calico or if shareholders of Calico approve the allotment of shares. Subsequent to December 31, 2013, shareholders of Calico approved the allotment of shares. The fair value of the shares and special warrants has been credited to the carrying value of the mineral properties at the time of receipt of the securities. During the year, the Company elected to convert 1,671,000 special warrants into common shares and the fair value of the shares has been included in marketable securities on the statement of financial position as at December 31, 2013. The remaining warrants fair value of $560,000 is in other short-term investments on the statement of financial position as at December 31, 2013.

The special warrants have been recorded on the statement of financial position in other short-term investments and have been marked to market with a loss of $0.4 million, recorded since their receipt. Management has estimated the fair value of the special warrants using expected cash flows based on the probability-weighted average of the range of possible outcomes. The asset retirement obligation, related to the Grassy Mountain property, of $0.6 million, has also been credited to the carrying value of the mineral properties. In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets, a value of $771,000 has been retained within mineral properties which represents management’s best estimate of the fair value of consideration to be received by the Company upon completion of a feasibility study.

e)  Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In the second quarter of 2012, the Company entered into an agreement with Banks Island Gold Ltd. to option its 100% interest in the Red Mountain Project.  Under the terms of the option agreement, in order to acquire the property, Banks Island Gold must: (i) pay the Company $100,000 on the execution of the letter of intent (ii) pay $450,000 in cash and issue 4,000,000 of its common shares upon execution of the definitive option agreement; (iii) pay the Company a further $450,000 in cash on or before December 15, 2012; (iv) pay the Company a further $1,500,000 in cash on or before August 3, 2013; and (v) pay the Company a final $9,500,000 in cash on or before February 3, 2015.  In 2012, the Company received $1 million in cash and 4 million shares of Banks Island Gold valued at $2.8 million. The value of cash and shares was recorded first as a recovery against the carrying value of the mineral properties, of $2.7 million, and the excess, of $1.1 million was recorded as a gain on disposition of mineral properties in 2012. In 2013, the Company agreed to allow Banks Island Gold to defer the $1.5 million payment until January 2014. In return, the Company received 250,000 shares of Banks Island Gold. The fair value of those shares on the day of receipt, of $150,000 has been recorded as a gain on the disposition of mineral properties on the consolidated statement of operations and the fair value has been recorded in marketable securities on the consolidated statement of financial position as at December 31, 2013. Subsequent to the year end, Banks Island Gold failed to pay the $1.5 million and the option has been terminated. The Company retained all payments of cash and shares of Banks Island Gold and retains ownership of the project.

f) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $0.5 million in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2012, the agreement was amended allowing Orsa to pay the Company 1.5 million common shares of Orsa instead of the $0.5 million, then due. In the third quarter of 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. The value of cash was recorded first as a recovery against the carrying value of the mineral properties, of $0.1 million, and the excess, of $1.9 million has been recorded as a gain on disposition of mineral properties.

In addition, upon the delivery of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

8.	Accounts payable and accrued liabilities

($000’s)	December 31, 2013	December 31, 2012
Trade and other payables due to related parties	71	39
Other trade payables	1,819	3,889
Non-trade payables and accrued expenses	170	282
	2,060	4,210

9.	Provision for reclamation liabilities

($000’s)	December 31, 2013	December 31, 2012
Beginning of the year	2,059	1,963
Accretion	19	28
Current year adjustment	(729)	68
End of the year	1,349	2,059

The Company’s policy on providing for reclamation obligations is described in Note 3. Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the related government body for each project using current restoration standards and techniques.  The estimate of the asset retirement obligations, as at December 31, 2013, was calculated using the total estimated undiscounted cash flows, of $1.5 million, required to settle estimated obligations and expected timing of cash flow payments required to settle the obligations in 2023.  The total estimated undiscounted cash flows as at December 31, 2012 was $2.5 million and included an estimate of undiscounted cash flows for restoration of the Grassy Mountain Project that was sold in 2013. The fair value of the asset retirement obligation related to the Grassy Mountain property of $0.6 million was credited to the carrying value of the mineral properties. The discount rate used to calculate the present value of the reclamation obligations was 1.25% at December 31, 2013 (0.38% - December 31, 2012).

10.	Shareholders’ equity

($000’s)	December 31, 2013	December 31, 2012
Share capital	283,544	272,536
Stock options	26,818	23,351
Contributed surplus	9,233	5,810
Deficit	(66,986)	(53,337)
Accumulated other comprehensive income	1,146	170
	253,755	248,530

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at December 31, 2013 and December 31, 2012.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2013. The Company considers its capital to be share capital, stock options, contributed surplus and deficit.

On December 10, 2013 the Company issued 1,500,000 flow-through common shares, at $11.17 per share, raising gross proceeds of $16.8 million. The purchase price represented a 46.6% premium over the market price of the Company’s shares on that date. The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  The premium of $5.3 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations. Share issuance costs of $1.1 million were incurred in 2013 in relation to the offering and have been included in equity.

On November 21, 2012 the Company closed two private placement financings and, in total, issued 1,100,000 flow-through common shares, at an average price per share of $21.85, raising gross proceeds of $24.0 million. The purchase price for 635,800 shares subscribed to, by residents of British Columbia, who are eligible to take advantage of provincial tax credits, was $22.68 and represented a 44.2% premium over the market price of the Company’s shares on November 21, 2012. The purchase price for 464,200 shares subscribed to, by residents outside of British Columbia, was $20.72 and represented a 31.7% premium over the market price of the Company’s shares on the same day.  The Company renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transferred the deductibility to the purchasers of the flow-through shares.  A combined premium of $6.7 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital in 2012. The Company incurred the qualifying exploration expenditures in 2013 and the full premium was recognized as other income on the statement of operations in 2013. Share issuance costs of $1.7 million were incurred in 2012 in relation to the offering and were included in equity.

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”), plan implemented in the current year.

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Stock option transactions were as follows:

	Options	Weighted Average Exercise Price	Value of options ($000’s)
Outstanding January 1, 2013	2,648,300	21.90	23,351
Granted	855,000	12.37	1,492
Exercised	(25,000)	10.54	(148)
Expired	(553,300)	11.84	(3,423)
Value assigned to RSUs	-	-	84
Amortized value of options granted in 2010, 2011 and 2012	-	-	5,462
Outstanding December 31, 2013	2,925,000	21.11	26,818

Exercisable at December 31, 2013	1,480,000

	Options	Weighted Average Exercise Price	Value of options ($000’s)
Outstanding January 1, 2012	2,763,300	24.19	18,291
Granted	470,000	17.06	952
Exercised	(25,000)	10.54	(148)
Cancelled	(300,000)	29.75	(3,033)
Expired	(260,000)	29.60	(2,450)
Amortized value of options granted in 2010 and 2011	-	-	9,739
Outstanding December 31, 2012	2,648,300	21.90	23,351

Exercisable at December 31, 2012	1,332,467

The outstanding share options at December 31, 2013 expire at various dates between March 2014 and June 2018.

A summary of options outstanding, their remaining life and exercise prices as at December 31, 2013 is as follows:

Options Outstanding		Options Exercisable
Exercise price	Number	Remaining	Number exercisable	Exercise price
	outstanding	contractual life
$21.88	25,000	3 months	25,000	$21.88
$29.75	650,000	2 years	400,000	$29.75
$28.80	200,000	2 years 2 months	200,000	$28.80
$30.42	150,000	2 years 3 months	150,000	$30.42
$27.39	50,000	2 years 6 months	-	$27.39
$21.98	550,000	3 years	550,000	$21.98
$21.54	10,000	3 years 3 months	10,000	$21.54
$14.70	100,000	3 year 6 months	33,333	$14.70
$17.32	180,000	3 years 9 months	60,000	$17.32
$17.52	155,000	4 years	51,667	$17.52
$12.60	705,000	4 years 3 months	-	$12.60
$12.91	100,000	4 years 6 months	-	$12.91
$8.00	50,000	5 years	-	$8.00
	2,925,000		1,480,000

In the quarter ended March 31, 2013, 665,000 five-year options were granted to the directors of the Company at an exercise price of $12.60 and a fair value of $6.89 per option. This grant was subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. Shareholder approval was obtained on June 26, 2013, at which time the options were revalued to $3.46 per option. The fair value of these options is being amortized, from the date of the grant, over the expected service life of the options, estimated to be 1.8 years, which was based on the probability-weighted average vesting period of the Company’s range of possible outcomes. An additional 40,000 five-year options were granted to an employee of the Company, also at an exercise price of $12.60 and a fair value of $6.89 per option. These options vest over a two year period.

In July 2013, 100,000 options to purchase common shares were granted to a newly appointed officer of the Company. The shares have a five year term and an exercise price of $12.91. The fair value of these options of $7.24 is being amortized and charged to the statement of operations over the estimated service life.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2013	2012
Dividend yield	Nil	Nil
Expected volatility	52% -67%	67%
Risk free rate of return	1.3%-1.8%	1.34%
Expected life of options	4.7 - 5 years	5 years

No other features of the option grant were incorporated into the measurement of fair value.

Subsequent to December 31, 2013, 700,000 five-year options were granted to seven directors of the Company at an exercise price of $10.36. This grant is subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. The fair value of these options will be amortized, from the date of the grant, over the expected service life of the options.

The Company implemented the RSU plan during the year. Pursuant to the RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years. The Board has granted 235,000 RSUs in 2013 to non-director members of senior management. The RSU Plan along with the 2013 grants are subject to shareholder and regulatory approval. The RSUs will be exchanged for shares of the Company upon the later of vesting criteria being met and shareholder approval of the RSU Plan. The fair value of the grants, of $1.9 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from six to eighteen months depending on certain corporate objectives being met.

11.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at December 31, 2013 and December 31, 2012, which include cash and cash equivalents, short-term deposits, marketable securities are classified as a Level 1 measurement and other short-term investments are classified as a Level 2 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2013, the Company had a cash and cash equivalents and short-term deposits balance of $21.1 million (December 31, 2012 - $43.3 million) for settlement of current liabilities of $8.5 million, excluding the flow-through share premium. The short-term deposits are in various guaranteed investment securities with maturities to January and December 2014 but are redeemable, in whole or in part, with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Marketable Securities Risk
The Company has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $1.9 million in gold exchange traded receipts.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

12.	Corporate and administrative expenses

($000’s)	December 31, 2013	December 31, 2012
Employee compensation	3,072	3,296
Stock-based compensation	7,038	10,691
Professional fees	393	540
General and administrative	1,328	1,305
	11,831	15,832

13.	Related party disclosures

Compensation to directors, officers and key management personnel of the Company:

($000’s)	December 31, 2013	December 31, 2012
Compensation of directors:
Directors fees	290	260
Services	97	87
Stock-based compensation	1,240	840
	1,627	1,187

Compensation of key management personnel:

Salaries and consulting fees	2,372	2,681
Stock-based compensation	3,659	6,097
	6,031	8,778
Total remuneration of directors and key	7,658	9,965
management personnel

14.	Income taxes

($000's)	December 31, 2013	December 31, 2012
Current tax expense	1,322	46
Deferred tax expense	4,638	2,578
	5,960	2,624

Tax recovery recognized directly in equity
($000's)	December 31, 2013	December 31, 2012
Financing costs	298	1,248

Rate Reconciliation
The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of 26.5% (2011 - 26.5%)

($000's)	December 31, 2013	December 31, 2012
(Loss) income before income taxes	(7,689)	(9,855)
	26.50%	26.50%
Tax recovery calculated
using statutory rates	(2,037)	(2,620)
Non-deductible items	1,794	2,834
Non-taxable items	(120)	(1,521)
Difference in foreign tax rates	(210)	68
Renouncement of flow-through expenditures	5,898	7,746
Movement in tax benefits not recognized	225	512
Recognition of deferred tax assets	-	(4,395)
Prior period adjustment	160	-
Other	251	-
Income tax expense	5,960	2,624

Deferred Income Liability
The following table summarizes the components of deferred income liability:

($000's)	December 31, 2013	December 31, 2012
Deferred tax assets
Property and equipment	58	60
Provision for reclamation liabilities	355	584
Financing costs	1,003	1,249
Non-capital loss carryforwards	9,095	8,029

Deferred tax liabilities
Mineral interests	(17,303)	(12,373)
	(6,792)	(2,451)

Unrecognized Deferred Tax Assets
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

($000's)	December 31, 2013	December 31, 2012
Investment in subsidiaries	8,512	5,031
Marketable securities	3,621	892
Loss carry forwards	2,277	2,270
ITC	1,898	497

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits there from.

Income Tax Attributes
As at December 31, 2013, the Company had the following income tax attributes to carryforward:
	Amount ($000's)	Expiry date
Canadian non-capital losses	36,797	2033
Canadian tax basis of mineral interest	170,052	Indefinite

US tax basis of mineral interest	1,326	Indefinite

15.	Contingencies and Commitments

($000’s)		Payments due by period
	Total	2014	2015-16	2017-18	After 2018
Mineral interests	9,319	851	1,792	2,389	4,287
Flow-through expenditures	16,755	16,755	-	-	-
Business premises operating lease	440	132	264	44	-
	26,514	17,738	2,056	2,433	4,287

In fulfillment of agreements with subscribers of 1.5 million flow-through shares of the Company, the Company has committed to spend $16.8 million on qualifying exploration expenditures in 2014.